July 6, 2018
Ms. Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Pangaea Logistics Solutions, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 21, 2018 File No. 1-36798
Dear Ms. Blye:
This letter is submitted on behalf of Pangaea Logistics Solutions, Ltd. (the “Company”) in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Form 10-K for the fiscal year ended December 31, 2017 filed on March 21, 2018, as set forth in your letter dated June 26, 2018 to the Company (the “Comment Letter”).
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares, page 25.

1.
You state that, on charterers’ instructions, your vessels may call on ports or operate in countries identified by the U.S. government as state sponsors of terrorism. North Korea, Sudan and Syria are among the countries that are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with North Korea, Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, joint ventures, charterers or other direct or indirect arrangements.

The Company advises the Staff that the Company has, to the best of its knowledge, had no contact with North Korea or Syria and one indirect contact with Sudan. In December 2017, an unaffiliated charterer (the “Charterer”), entered into a voyage charter employing a Company vessel, the Bulk Freedom (the “Vessel”). The ports of call indicated in the charter were Beira, Mozambique and Port Sudan, Sudan. The Vessel’s cargo consisted of coal, in which the Company had no ownership

Cecilia Blye
Securities and Exchange Commission
July 6, 2018

interest. The Company was advised by special legal counsel that the shipment was permissible under Executive Order 13761, as amended by Executive Order 13804, which became effective on October 12, 2017. These Executive Orders resulted in the revocation of sanction provisions previously prohibited under the Sudanese Sanctions Regulations, 31 C.F.R. part 538 (SSR). The Company did not have direct or indirect contact, through subsidiaries or joint ventures, with the government of Sudan with respect to this transaction.
The Company’s policies do not permit its vessels to call, and its vessels have not called, on ports located in countries that are targets of sanctions imposed by the U.S. government or other authorities as state sponsors of terrorism. Although the Company believes that it is in compliance with all applicable sanctions, and intends to maintain such compliance, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Moreover, although the Company has policies which require compliance with all applicable sanctions by its business partners, many of its activities are carried out by third parties whose compliance with applicable sanctions is not completely under its control. Notwithstanding the foregoing, the Company has not entered and does not plan to enter into any direct or indirect contracts, agreements or other arrangements with U.S.-designated state sponsors of terrorism.
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If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265 or Evan Preponis at (212) 574-1438.
Sincerely,
SEWARD & KISSEL LLLP
/s/ Edward Horton
Edward Horton

cc:	Anne Nguyen Parker Pradip Bhaumik
SK 29480 9999 7937726